S] 18001320

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2018
Washington DC
408

SEC FILE NUMBER
~~8-69332~~

8-69392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2017 (MM/DD/YY) AND ENDING DECEMBER 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKDALE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1123 BROADWAY, SUITE 1200
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ADRIENNE YOST HART 215.816.2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN and Company, LLP
(Name – *if individual, state last, first, middle name*)

290 WEST MOUNT PLESANT AVE; SUITE 3310	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHARLES BADALAMENTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKDALE SECURITIES, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

Commonwealth of Pennsylvania
Notarial Seal
ADRIENNE YOST HART – Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Aug 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rockdale Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockdale Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Rockdale Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rockdale Securities, LLC's management. Our responsibility is to express an opinion on Rockdale Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rockdale Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Rockdale Securities, LLC's auditor since 2017.
Livingston, New Jersey
February 23, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

ROCKDALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	47,014
Furniture and equipment, net of accumulated depreciation of $1,180		2,361
Prepaid expenses		1,166
Total assets	$	50,541

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	20,836
Member's equity		29,705
Total liabilities and member's equity	$	50,541

The accompanying notes are an integral part of this financial statement.

ROCKDALE SECURITIES, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Notes to Financial Statement

Note 1. Nature of Business

Rockdale Securities, LLC (the "Company", formerly known as Spencer Pierce Securities, LLC) is domiciled and registered in the state of New York. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also registered with the Securities Investor Protection Corporation ("SIPC").

The Company executed its amended membership agreement with FINRA on May 9, 2016. The Company is a single-member limited liability company wholly owned by Rockdale Holdings LLC ("RHL") for which Jeffrey Sechrest ("JRS") is the sole member.

The Company was organized on July 29, 2013 and on May 9, 2016, RHL completed the purchase of Spencer Pierce Securities, LLC and with the approval from FINRA and closing on the transaction, the Company operates as Rockdale Securities, LLC. The Company was acquired for the benefit of RHL and its affiliates to raise capital for customers, through the private placement of securities through engaging in corporate finance advisory services including mergers and acquisition advisory services.

To date the Company has not yet established sources of revenues sufficient to fund its operations and therefore is reliant on additional capital from RHL and its affiliates. The Company incurred a loss of $87,416 for the year ended December 31, 2017. RHL, the Company's sole member and RHL's affiliate currently finance the operating expenses of the Company, and expect to do so until at least March 1, 2019.

Effective in April 2017, the Company began to operate as a capital acquisition broker ("CAB"), which limits its business activities to merger and acquisition advisory services and the private placement of securities in an agency capacity. The Company will only work with qualified purchasers in connection with its private placement activities.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

The Company prepares its statement of financial condition on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over 5 years on a straight-line basis, which is the estimated useful lives of the assets.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company has earned no revenue during the year ended December 31, 2017. The Company shall recognize revenue in connection with the conduct of its private placement advisory services in accordance with FASB Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue is generally realized and earned once a performance obligation arising from a contract is satisfied.

Note 3. Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes and does not file separate tax returns. Income taxes have not been provided, as the member of the Company is liable for taxes, if any, on its share of the Company's net income or loss.

The Company has adopted the authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2017, the member determined that the Company had no uncertain tax positions which affected its financial position and will continue to evaluate for uncertain tax positions in the future.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2017, the Company had net capital of $26,178, which was $21,178 in excess of its required minimum net capital of $5,000. The Company had aggregate indebtedness of $20,836 and its ratio of aggregate indebtedness to net capital was .80 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

Note 5. Commitments and Contingencies

As of December 31, 2017, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

Note 6. Related Party

The Company entered into an expense sharing agreement with Rockdale Partners, LLC (an affiliate that is also owned by RHL), dated May 9, 2016, which was amended on August 25, 2016. Amounts under this agreement have been recognized as non-cash contributions to the Company.

During 2017, RHL also contributed capital to the Company in the amount of $90,000 in addition to the services provided under the expense sharing agreement.

Note 7. Concentration of Credit Risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. The Company has not incurred any losses to date. At December 31, 2017, there were no amounts in excess of insured limits.

Note 8. Subsequent Events

This financial statement was approved by management and available for issuance on February 23, 2018. Subsequent events have been evaluated through this date.